UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the plan year ended December 31, 2003

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-6645

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

B.             Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.

2400 South 44th Street
Manitowoc, WI  54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc.
Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

The Manitowoc Company, Inc.

Retirement Savings Plan

Index to Financial Statements

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Independent Auditors’ Report

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule

Schedule I: Schedule of Assets (Held at End of Year) as of December 31, 2003

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Manitowoc Company, Inc.
Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirements Savings Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for the opinion expressed above.  The financial statements of the Plan as of December 31, 2002 were audited by other auditors whose report, dated May 14, 2003, expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

June 21, 2004

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee

The Manitowoc Company, Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2002.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Manitowoc, Wisconsin

May 14, 2003

The Manitowoc Company, Inc.

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments
Interest in The Manitowoc Company, Inc.
Employees’ Profit Sharing Trust	$11,206,635	$8,590,255
Participant loans	33,014	30,825
Pending trades	5,433	—
Net assets available for benefits	$11,245,082	$8,621,080

The accompanying notes are an integral part of these financial statements.

The Manitowoc Company, Inc.

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Additions to net assets attributed to Investment income
Interest in net investment income of The Manitowoc Company, Inc.
Employees’ Profit Sharing Trust	$1,804,071
Interest on participant loans	1,885
Contributions
Participants’	1,447,295
Rollovers	126,315
Total additions	3,379,566
Deductions
Deductions from net assets attributed to Benefits paid to participants	715,668
Administrative expenses	6,776
Total deductions	722,444
Net increase before transfers	2,657,122
Net transfers to other plans	(33,120)
Net increase	2,624,002
Net assets available for benefits
Beginning of year	8,621,080
End of year	$11,245,082

The accompanying notes are an integral part of these financial statements.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1.                            Plan Description

The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code.   The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who have completed either a probationary period with a participating company, or six months, whichever is shorter.  An eligible employee is an hourly employee of a participating company who is covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company.   The only participating companies in the Plan at December 31, 2003 and 2002 are The Manitowoc Cranes, Inc., The Manitowoc Ice, Inc., The Bay Shipbuilding Company, KMT Refrigeration, Inc., Toledo Ship Repair, Multiplex, Inc., and Marinette Marine, all wholly owned subsidiaries or divisions of wholly owned subsidiaries of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may make voluntary pre-tax contributions to their accounts in whole percentages up to 100% of eligible compensation, up to a maximum of $12,000 (adjusted annually).  The Company also makes matching contributions to eligible employees of specific participating companies in accordance with their collective bargaining unit’s contract.  Rollover contributions from other qualified benefit plans are allowed.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of plan earnings, and reduced for withdrawals.  Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants always have a non-forfeitable, vested right to the entire amount voluntarily contributed, and earnings thereon, and may withdraw the total of such amount in accordance with the provisions of the Plan.

Investments

The Plan’s investments are commingled with other Company sponsored plans in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”) under a master trust arrangement.  Upon enrollment in the Plan, a participant may direct contributions in 5% increments in any of the defined investment options.  Participants may change their investment options at any time.

Payment of Benefits

Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65, upon death or disability, if earlier, or upon termination of employment.  A participant whose vested balance exceeds $5,000 upon termination of employment has the right to maintain his or her vested account balance in the Plan until distribution is required to be made under the rules of the Plan.

Withdrawal elections available at the discretion of participants are a lump sum payment, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.

Participant Loans

In the event of financial hardship as defined by Internal Revenue Service regulations, participants may receive a loan from the Plan in an amount equal to a minimum of $1,000 up to 50% of the participant’s account balance, excluding the portion of the account balance relating to Company profit sharing contributions, not to exceed $50,000.  A participant may not maintain more than one loan at a time.  Loans bear an interest rate equal to the current prime rate plus 1%.  Loans are repaid from payroll deductions over a period not to exceed five years.  In the event of a default on a loan, the Plan has the right to apply to participant’s account balance in satisfaction of the unpaid principal and accrued interest on the loan.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are paid from the assets of the Master Trust and are netted against income from the Master Trust.

Contributions

Participant contributions are forwarded to the Plan at the end of each payroll period.

Investment Valuation and Income Recognition

The Master Trust’s investments are stated at fair value except for its investment in the Capital Preservation Fund which is stated at contract value.  Investments in common stock of the Company and mutual funds are valued at quoted market prices.  Common/collective trust funds are valued based on the market value of the underlying investments held by the fund.  Participant notes are valued at cost which approximates fair value.

Since the Plan’s investments are reported at fair value, the statement of changes in net assets available for benefits reflects both realized gains and losses and unrealized appreciation and depreciation of plan assets.  Purchases and sales of securities are recorded on the trade-date basis.  Interest income of the Trust is recorded on the accrual basis.  Dividends of the Trust are recorded on the ex-dividend date.

The Capital Preservation Fund consists primarily of investments in insurance company investment contracts.  These contracts are included in the assets of the Capital Preservation Fund at contract value because they are fully benefit responsive.  For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The contract value of the Capital Preservation Fund approximates fair value at December 31, 2003 and 2002.  Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The average yield for the Capital Preservation Fund was 4.6% for the year ended December 31, 2003.  The crediting interest rate for this fund was 4.37% and 5.7% at December 31, 2003 and 2002, respectively.

Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3.                            The Manitowoc Company, Inc. Employees’ Profit Sharing Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each participant’s share of the Master Trust.  The percentage of the Plan’s assets to the total assets of the Trust is 4% and 3% as of December 31, 2003 and 2002, respectively.  The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31, 2003 and 2002 was:

	2003	2002
Ameristock Mutual Fund	6%	0%
Columbia Acorn Fund	3%	0%
Janus Growth & Income Fund	6%	0%
Janus Small Cap Value Fund	6%	0%
Marshall International Stock Fund	4%	6%
One Group Mid Cap Growth Fund	5%	0%
T Rowe Price Mid-Cap Value Fund	4%	0%
Vanguard Institutional Index Fund	6%	7%
Capital Preservation Fund	2%	2%
Manitowoc Moderate Growth Fund	6%	0%
Manitowoc Conservative Growth Fund	1%	0%
Manitowoc Aggressive Growth Fund	2%	0%
Manitowoc Company Stock Fund	4%	4%
PIMCO Funds Total Return Fund	3%	0%
Nicholas Fund	0%	5%
Vanguard Asset Allocation Fund	0%	5%
First American Bond Fund	0%	5%
Loan Fund	0%	3%
Berger Omni Investment Fund	0%	6%
MS Mid Cap Fund	0%	6%

The fair value of investments and the related investment income of the Trust are as follows:

	2003	2002
Investments
Cash and cash equivalents	$496,189	$(4,116)
Deposits with insurance companies	1,612,503	11,071,887
Common/collective trusts	140,308,327	121,853,172
Mutual funds	136,442,162	93,304,922
Investment in The Manitowoc Company, Inc. common stock	37,424,417	27,527,786
Participant loans	2,080,581	1,121,894

For the Year Ended December 31, 2003
Investment income
Interest and dividends	$1,632,298
Net appreciation in fair value of investments	43,262,788

During 2003, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $43,262,788 as follows:

Mutual funds	$32,840,830
Investment in The Manitowoc Company, Inc. common stock	10,421,958
$43,262,788

Investments that represent five percent or more of total Trust assets as of December 31, 2003 and 2002 are as follows:

	2003	2002
Manitowoc Moderate Growth Fund	$24,572,694	$—
Nicholas Fund, Inc.	—	20,767,565
Vanguard Asset Allocation Fund	—	20,739,455
Berger Omni Investment Fund	—	28,223,120
Janus Small Cap Value Fund	37,008,017	—
The Manitowoc Company, Inc. Common Stock	37,378,272	28,527,786
Fidelity Managed Income Portfolio II	137,055,894	121,361,653

4.                            Amounts Allocated to Withdrawn Participants

Plan assets of $904,200 and $824,049 have been allocated to the accounts of participants who are no longer active participants of the Plan at December 31, 2003 and 2002, respectively.

5.                            Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 1997 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the in accordance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                            Plan Termination

While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time subject to the provisions of ERISA.

7.                            Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and participant loans are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

The Manitowoc Company, Inc.

Retirement Savings Plan

Schedule of Assets (Held at End of Year)

December 31, 2003	Schedule I

Identity of Issue, Lesser or Similar Party	Description of Investment	Current Value

* Participant Notes	Due dates range from 1 to 5 years
	Interest rates range from 5% to 10%	$33,014

* Denotes party-in-interest.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 28th day of June, 2004.

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

/s/ Terry Growcock
Terry Growcock
Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl J. Laurino
Senior Vice President and Chief Financial Officer

/s/ Thomas G. Musial
Thomas G. Musial
Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of PricewaterhouseCoopers	X

23.2	Consent of Hawkins, Ash, Baptie & Company, LLP	X